As filed with the Securities and Exchange Commission on August 15, 2014

Securities Act File No. 333-191701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

Fifth Street Senior Floating Rate Corp.

(Exact name of registrant as specified in charter)

777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
(203) 681-3600

(Address and telephone number, including area code, of principal executive offices)

Leonard M. Tannenbaum
Fifth Street Senior Floating Rate Corp.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830

(Name and address of agent for service)

Copies to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001-3980
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$700,000,000	$82,432

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART C

Other Information

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Fifth Street Senior Floating Rate Corp. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2) Exhibits

a.	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit a filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-188904) filed on July 8, 2013).
b.	Bylaws of the Registrant (Incorporated by reference to Exhibit b filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-188904) filed on July 8, 2013).
d.	Form of Common Stock Certificate (Incorporated by reference to Exhibit d filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-188904) filed on July 8, 2013).
e.	Dividend Reinvestment Plan (Incorporated by reference to Exhibit e filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-188904) filed on July 8, 2013).
g.	Investment Advisory Agreement by and between Registrant and Fifth Street Management LLC (Incorporated by reference to Exhibit g filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-188904) filed on July 8, 2013).
h.1	Form of Underwriting Agreement.**
h.2	Underwriting Agreement, dated August 14, 2014, by and between Morgan Stanley & Co. LLC, Deutsche Bank Securities, Inc., UBS Securities LLC, and Goldman, Sachs & Co. as representatives of the several underwriters named in Schedule I thereto.*
j.	Form of Custody Agreement (Incorporated by reference to Exhibit j filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-188904) filed on July 8, 2013).
k.1	Administration Agreement by and between Registrant and FSC CT, Inc. (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 10-Q (File No. 814-01013) filed on February 13, 2014).
k.2	License Agreement by and between Registrant and Fifth Street Capital LLC (Incorporated by reference to Exhibit k.2 filed with the Registrant’s Registration Statement on Form N-2
(File No. 333-188904) filed on July 8, 2013).
k.3	Credit Agreement by and among the lenders referred to therein, FS Senior Funding LLC, Natixis, New York Branch, and U.S. Bank National Association, dated as of November 1, 2013 (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Current Report on Form 8-K
(File No. 814-01013) filed on November 7, 2013).
k.4	Loan Sale and Contribution Agreement by and between FS Senior Funding LLC and Registrant, dated as of November 1, 2013 (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Current Report on Form 8-K (File No. 814-01013) filed on November 7, 2013).
k.5	Collateral Management Agreement by and between FS Senior Funding LLC and Registrant, dated as of November 1, 2013 (Incorporated by reference to Exhibit 10.3 filed with the Registrant’s Current Report on Form 8-K (File No. 814-01013) filed on November 7, 2013).
l.1	Opinion of Sutherland Asbill & Brennan LLP.
l.2	Opinion of Sutherland Asbill & Brennan LLP*
n.1	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to Exhibit l.2 hereto).
n.2	Consent of PricewaterhouseCoopers LLP. Incorporated by reference to Exhibit (n)(2) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-19) filed on August 1, 2014.
r.1	Code of Ethics of Registrant (Incorporated by reference to Exhibit r.1 filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-188904) filed on July 8, 2013).
r.2	Code of Ethics of Fifth Street Management LLC (Incorporated by reference to Exhibit r.2 filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-188904) filed on July 8, 2013).
99.1	Form of prospectus supplement.

*	Filed herewith.
**	To be filed with post-effective amendment, if applicable.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$82,432
FINRA filing fee	96,000
NASDAQ Global Select Market listing fee	250,000
Accounting fees and expenses	150,000
Legal fees and expenses	400,000
Printing and engraving	300,000
Total	$1,278,432

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated.

Item 28. Persons Controlled By Or Under Common Control

See “Management,” “Certain Relationships and Transactions” and “Control Persons and Principal Stockholders” in the Prospectus contained herein.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at August 14, 2014.

Title of Class	Number of Record Holders
Common stock, $0.01 par value	3

Item 30. Indemnification

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”) or any valid rule, regulation or order of the SEC thereunder, our certificate of incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, the Registrant’s certificate of incorporation provides that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

The above discussion of Section 145 of the Delaware General Corporation Law and the Registrant’s certificate of incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Registrant’s certificate of incorporation.

The Registrant has obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

The Registrant may agree to indemnify any underwriters in connection with an offering pursuant to this Registration Statement against specific liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 31. Business And Other Connections Of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Registrant’s investment adviser, and each executive officer of the investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Business — Our Investment Adviser,” “Management — Board of Directors and Executive Officers — Directors,” “— Executive Officers,” “Portfolio Management” and “Investment Advisory Agreement.” Additional information regarding our investment adviser and its officers is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-68676), and is incorporated herein by reference.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Fifth Street Senior Floating Rate Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830;
(2)	the Transfer Agent, American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219;
(3)	the Custodian, U.S. Bank National Association, 214 N. Tryon Street, 27th Floor, Charlotte, NC 28202;
(4)	the investment adviser, Fifth Street Management LLC, 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830; and
(5)	the administrator, FSC CT, Inc., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1) Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2) Not applicable.

(3) Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

(4) Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f) To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrants undertake to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut, on August 15, 2014.

FIFTH STREET SENIOR FLOATING RATE CORP.

By:	/s/ Leonard M. Tannenbaum Name: Leonard M. Tannenbaum Title: Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Leonard M. Tannenbaum Leonard M. Tannenbaum	Chief Executive Officer and Director (Principal Executive Officer)	August 15, 2014
/s/ Richard A. Petrocelli Richard A. Petrocelli	Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2014
* Bernard D. Berman	Director	August 15, 2014
* Brian S. Dunn	Director	August 15, 2014
* Richard P. Dutkiewicz	Director	August 15, 2014
* Jeffrey R. Kay	Director	August 15, 2014

*	Signed by Bernard D. Berman pursuant to a power of attorney signed by each individual on June 13, 2014.